FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of March, 2013

ALBERTA STAR DEVELOPMENT CORP.

(SEC File No. 0-31172)

506 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F [ X ]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [ X ]

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ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street • Vancouver British Columbia • V6B 1N2

NEWS RELEASE

March 27, 2013	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR DEVELOPMENT CORP. ANNOUNCES ANNUAL FILINGS UNDER NATIONAL INSTRUMENT 51-101 - STANDARDS OF DISCLOSURE FOR OIL AND GAS ACTIVITIES

VANCOUVER, BRITISH COLUMBIA - Alberta Star Development Corp. (TSXV: ASX) (the “Company”) is pleased to announce that it has filed its Form 51-101F1 - Statement of Reserves Data and Other Oil and Gas Information for its year ended November 30, 2012. The Company has also filed Form 51-101F2 - Report of Independent Qualified Reserves Evaluator and Form 51-101F3 - Report of Management and Directors all under National Instrument 51-101. These filings can be accessed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR) website: www.sedar.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Robert Hall, Corporate Development, Director
Alberta Star Development Corp.
Tel: (604) 488-0860
rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date: April 8, 2013	By:	/s/ Stuart Rogers
Stuart Rogers
Director

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